Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Andrew Langham, Assistant General Counsel                                                                                                                     Direct Dial: (212) 702-4382
                                                        Email:  alangham@sfire.com

April 11, 2013

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Ms. Peggy Kim, Special Counsel

Re:	Transocean Ltd. (“Transocean” or the “Company”)

Preliminary Proxy Statement filed by Icahn Partners et al.

Filed March 29, 2013

File No. 0-53533

Dear Ms. Kim:

Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of Delaware, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on April 5, 2013, relating to the Preliminary Proxy Statement on Schedule 14A, filed by the Icahn Entities with the Commission on March 29, 2013 (the “Preliminary Proxy Statement”).

This letter and Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) are being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via email and federal express a hard copy of this letter, along with two courtesy copies of the Amended Preliminary Proxy Statement marked to indicate changes from the Preliminary Proxy Statement.

For the convenience of the Staff, each of the Staff’s comments is reproduced in italics and is followed by the corresponding response of the Icahn Entities.

Preliminary Proxy Statement

General

1.
We note that Transocean is required to include the Icahn Group’s nominees in the registrant’s proxy materials pursuant to a procedure set forth under Swiss law.  Please advise as to the applicability of Rule 14a-18 to the Icahn Group’s solicitation.

The Icahn Entities respectfully advise the Staff that the Icahn Entities are of the view that Rule 14a-18 does not apply to the Icahn Entities’ solicitation.  Rule 14a-18 applies to shareholders that are utilizing a proxy access-type procedure for inclusion in the registrant’s proxy statement.  In the adopting release for Rule 14a-18, the Commission repeatedly distinguished between a proxy access style election and a traditional proxy contest.  In adopting Schedule 14N, the Commission sought “to assure that nominating shareholders or groups that submit a shareholder nomination for inclusion in a company’s proxy materials pursuant to applicable state or foreign law provisions or the company’s governing documents also provide disclosure similar to the disclosure required in a contested election to give shareholders the information needed to make an informed voting decision.”1  The reason Schedule 14N was adopted was to provide shareholders information about the nominating shareholder when there is not otherwise a proxy statement of the nominating shareholder on file with the Commission.  The adopting release for Rule 14a-18 neither states nor implies that this rule would be applied in a traditional proxy contest.

The Icahn Entities are conducting a traditional U.S. style election contest.   The Icahn Entities are conducting their own solicitation, at their own expense, outside of the registrant’s proxy statement. It is not utilizing a proxy access–type procedure for nominating directors.  The Icahn Entities have filed a complete preliminary proxy statement and intend to file a definitive proxy statement and have provided all of the information required in Schedule 14A.

The registrant is not including the names of the Icahn Entities in its proxy materials because of a proxy access-type requirement.  Rather, the names are included in the registrant’s proxy statement because of a Swiss law requirement for a universal-type proxy card.  The Icahn Entities have never sought access to the registrant’s proxy statement.

Additionally, the information required by Schedule 14N that is not required by Schedule 14A (which the Icahn Entities have provided and filed with the Commission) is immaterial for shareholders making voting decisions.  The additional disclosures of Schedule 14N exist, in part, to help determine “whether the nominating shareholder or group is eligible to rely on Rule 14a–11 to require the company to include a nominee or nominees in the company’s proxy materials.”  As the Icahn Entities have already satisfied the registrant’s eligibility requirements to engage in a traditional proxy contest and has filed a Schedule 14A, the Icahn Entities have already undertaken a heightened burden to nominate shareholders for election to the registrant’s board of directors.  The Icahn Entities should not be subject to the additional requirements of Rule 14a-18.2

2.
We note that you have included the registrant’s nominees on your proxy card and named the registrant’s nominees in your proxy statement.  Please advise us as to how you are complying with Rule 14a-4(d)(1), which allows the proxy holder to vote only for bona fide nominees, which is a person who has consented to being named in the proxy statement and to serve if elected.  Refer to Rule 14a-4(d)(4) for the definition of bona fide nominee.  Alternatively, please advise as to how you are going to comply with the short slate rule in Rule 14a-4(d)(4).

The Icahn Entities respectfully advise the Staff that on April 8, 2013, the Icahn Entities received the executed consents of each of Transocean Ltd.’s (“Transocean” or the “Company”) nominees to being named in the Icahn Entities’ proxy statement and proxy card, including as a nominee, and to serve as a director of Transocean if elected.  The Icahn Entities have also revised the disclosure in the Amended Preliminary Proxy Statement to disclose that the Icahn Entities have received the consent of Transocean’s nominees to being named in the Amended Preliminary Proxy Statement, including as a nominee, and to serve as a director of Transocean if so elected.

3.
Please revise the proxy statement to specifically state how each proposal will be voted if the proxy card is returned unmarked.  We note that you have already included this information on the proxy card.

In response to the Staff’s comments, the Icahn Entities have revised the disclosure in the Amended Preliminary Proxy Statement to disclose the information requested by the Staff.

Agenda Item 3.2(B) Icahn Group Distribution Proposal

4.	If applicable, please discuss any financial consequences to the registrant if the dividend payment is $4, rather than $2.24 per share.

The Icahn Entities respectfully advise the Staff that the Icahn Entities are of the view that there are not any adverse financial consequences to the Company if the dividend payment is $4.00 per share, rather than $2.24 per share, and as a result, the Icahn Entities respectfully advise the Staff that we do not believe there is any applicable disclosure required to be included in the Amended Preliminary Proxy Statement.

According to the Company’s Form 10-K for the fiscal year ended December 31, 2012, as of December 31, 2012, the Company held Cash and cash equivalents of $5.1 billion.  The Company’s distribution proposal of $2.24 per share would require approximately $830.97 million, whereas the Icahn Entities’ distribution proposal of $4.00 per share would require approximately $1.48 billion, an incremental difference of approximately $652.90 million.  Based on the December 31, 2012 balance sheet, pro forma for the Icahn Entities distribution proposal, the Company would have Cash and cash equivalents of approximately $3.65 billion.  The Icahn Entities are of the view that $3.65 billion of Cash and cash equivalents is sufficient liquidity for the Company to meet all its operating and capital needs.  In addition, both distribution proposals are proposed to be structured as quarterly distributions over four quarters so the Company’s Cash and cash equivalents would not be subject to a one-time reduction to pay the aggregate distribution amount.

The Company has maintained that by paying a $4.00 per share distribution, Transocean is likely to be downgraded by the credit rating agencies.  Although by no means a certainty, even if the rating agencies did downgrade the Company, the Icahn Entities are of the view that such a downgrade would not have a materially adverse financial consequence on the Company.  A downgrade, if it occurred, would result in an interest rate increase for a portion of the Company’s debt that would increase annual interest expense by approximately $40 million. But, the Company has also announced that it intends to reduce overall indebtedness by as much as $1 billion.  As a result, the Icahn Entities are of the view that if a downgrade occurs, any additional interest expense will be offset by the reduction in total indebtedness.

Finally, the Icahn Entities note that the Amended Preliminary Proxy Statement includes disclosure directing shareholders to review the Company’s proxy statement for a complete discussion of each of the Agenda Items, including a discussion of the arguments against the Icahn Group’s distribution proposal.

Cost and Method of Solicitation

5.
We note your disclosure that proxies may be solicited by mail, courier services, internet, advertising, telephone, telecopier, or in person.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

The Icahn Entities respectfully confirm to the Staff that the Icahn Entities understand that all written soliciting materials, including any scripts, e-mail correspondence and any information posted on the Internet is required to be filed under the cover of Schedule 14A.

6.	Please fill in the amount that has been incurred to date as this amount is known.

In response to the Staff’s comments, the Icahn Entities have revised the disclosure in the Amended Preliminary Proxy Statement to disclose the information requested by the Staff.

Proxy Card

7.
We note that your proxy card is the same color as the registrant’s proxy card.  Where more than one solicitation is undertaken in connection with the same meeting, the proxies of each side should be different colors in order to avoid investor confusion and to highlight that the solicitation is contested.  Please revise or advise us.

In response to the Staff’s comments, the Icahn Entities have revised the disclosure in the Amended Preliminary Proxy Statement to disclose that the Icahn Entities intend to provide a gold proxy card.

8.	We note that you have disclosed that the proxy is being solicited by the Icahn Group. Please revise to also state in bold type that the proxy is not being solicited by the board.

In response to the Staff’s comments, the Icahn Entities have revised the disclosure in the Amended Preliminary Proxy Statement to disclose the information requested by the Staff.

9.	Refer to the third proposal. Please revise, here and in the proxy statement, to correspond to the numbering on the registrant’s proxy card.

In response to the Staff’s comments, the Icahn Entities have revised the disclosure in the Amended Preliminary Proxy Statement to disclose the information requested by the Staff.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or alangham@sfire.com.

Very truly yours,

Andrew Langham

1 See SEC Release No. 34–62764, Fed. Reg. Vol. 75, No. 179, p. 56749 (Sept. 16, 2010).

2 See SEC Release No. 34–62764, Fed. Reg. Vol. 75, No. 179, p. 56749 (Sept 16, 2010).